SECURITIES AND EXCHANGE COMMISSION 06004520
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carillon Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1876 Waycross Rd.
(No. and Street)

Cincinnati (City) Ohio (State) 45240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Connie S. Grosser (513) 595-2122
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut Street (Address) Cincinnati (City) Ohio (State) 45202 (Zip Code)

PROCESSED
APR 18 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH. D.C.
203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/17/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Connie S. Grosser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carillon Investments, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE C. ZINSER
Notary Public, State of Ohio
My Commission Expires
03-21-2009

Julie C. Zinser
Notary Public

Connie S Grosser
Signature

V.P. Operations & Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

Carillon Investments, Inc.

Years ended December 31, 2005 and 2004
with Report of Independent Registered Public Accounting Firm

CARILLON INVESTMENTS, INC.
FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

CONTENTS

Page

Report of Independent Registered Public Accounting Firm 1

Statements of Financial Condition 2

Statements of Operations 3

Statements of Changes in Stockholder's Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 8

Schedule II – Statement Regarding Rule 15c3-3 9

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control required by Rule 17a-5 10

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Carillon Investments, Inc.

We have audited the accompanying statements of financial condition of Carillon Investments, Inc. (a wholly-owned subsidiary of The Union Central Life Insurance Company) as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carillon Investments, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Cincinnati, OH
February 9, 2006

CARILLON INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2005	December 31, 2004
ASSETS		
Cash and cash equivalents	$ 922,878	$ 655,572
Commissions receivable	820,820	811,093
Concessions receivable from The Union Central Life Insurance Company	807,845	767,132
Computer equipment, office furniture and other fixed assets, at cost, less accumulated depreciation (2005 - $24,300, 2004 - $13,653)	9,384	20,031
Net deferred income tax asset	56,161	21,848
Other assets	73,055	85,950
Total assets	$2,690,143	$2,361.626
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued service fees due to The Union Central Life Insurance Company	$ 157,944	$ 155,076
Accrued commission payable	610,907	576,316
Commission reimbursement due to The Union Central Life Insurance Company	777,207	735,778
Accounts payable to The Union Central Life Insurance Company	418,051	231,200
Income taxes payable to The Union Central Life Insurance Company	20,285	25,038
Other accrued liabilities	80,651	98,457
Total liabilities	2,065,045	1,821,865
STOCKHOLDER'S EQUITY		
Capital stock without par value (at stated value) Authorized 40,000 shares; 4,500 issued and outstanding shares	4,500	4,500
Additional paid-in capital	558,500	558,500
Retained earnings (deficit)	62,098	(23,239)
Total stockholder's equity	625,098	539,761
Total liabilities and stockholder's equity	$2,690,143	$2,361,626

The accompanying notes are an integral part of the financial statements.

CARILLON INVESTMENTS, INC.
STATEMENTS OF OPERATIONS

	For the year ended December 31,	
	2005	2004
REVENUES		
Interest income	$ 42,849	$ 12,902
Service fee from Carillon Marketing Agency, Inc.	369,628	414,814
Commission income	8,724,046	8,358,178
Concession income from The Union Central Life Insurance Company	7,619,426	7,901,455
Advisory fee income	2,883,117	1,977,540
Other income	461,983	513,322
	20,101,049	19,178,211
EXPENSES		
Commissions and field selling expenses	16,581,895	15,937,251
Service fees to The Union Central Life Insurance Company	1,941,857	1,792,922
Regulatory fees and related expenses	202,539	211,954
Travel	58,808	69,095
Insurance	26,868	57,908
Computer software and service	39,826	31,400
State licenses and fees	17,435	15,566
Professional fees	-	2,100
Training	18,868	12,230
Depreciation expense	10,647	10,537
Other operating expenses	1,067,091	920,011
	19,965,834	19,060,974
INCOME BEFORE INCOME TAXES	135,215	117,237
INCOME TAXES		
Current expense	84,191	70,156
Deferred benefit	(34,313)	(26,655)
TOTAL INCOME TAXES	49,878	43,501
NET INCOME	$ 85,337	$ 73,736

The accompanying notes are an integral part of the financial statements.

CARILLON INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Capital Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at January 1, 2004	$ 4,500	$ 658,500	$ (96,975)	$ 566,025
Net income			73,736	73,736
Return of capital to The Union Central Life Insurance Company		(100,000)		(100,000)
Balance at December 31, 2004	4,500	558,500	(23,239)	539,761
Net income			85,337	85,337
Balance at December 31, 2005	$ 4,500	$ 558,500	$ 62,098	$ 625,098

The accompanying notes are an integral part of the financial statements.

CARILLON INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS

	For the year ended December 31,	
	2005	**2004**
OPERATING ACTIVITIES		
Net income	$ 85,337	$ 73,736
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	10,646	10,537
Deferred income tax benefit	(34,313)	(26,655)
Changes in operating assets and liabilities:		
Commissions receivable	(9,727)	(63,117)
Concessions receivable from The Union Central Life Insurance Company	(40,713)	(63,068)
Federal income tax recoverable	-	122,118
Accrued service fees due to The Union Central Life Insurance Company	2,868	(6,316)
Accrued commissions payable	34,591	109,550
Commission reimbursement due to The Union Central Life Insurance Company	41,429	67,236
Accounts payable to The Union Central Life Insurance Company	186,851	98,368
Income taxes payable to The Union Central Life Insurance Company	(4,753)	25,038
Other items, net	(4,910)	80,538
Net cash provided by operating activities	267,306	427,965
INVESTING ACTIVITY		
Purchases of computer equipment, office furniture, and other fixed assets	-	(2,400)
Net cash used in investing activity	-	(2,400)
FINANCING ACTIVITY		
Return of capital to the Union Central Life Insurance Company	-	(100,000)
Net cash used in financing activity	-	(100,000)
Increase in cash and cash equivalents	267,306	325,565
Cash and cash equivalents at beginning of year	655,572	330,007
Cash and cash equivalents at end of year	$ 922,878	$ 655,572

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Carillon Investments, Inc. (the Company) is a general securities broker-dealer operating on a fully-disclosed basis registered under the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940. The Company serves as distributor for affiliated mutual funds; variable annuity and variable universal life contracts issued by Carillon Account and Carillon Life Account, respectively; separate accounts of The Union Central Life Insurance Company (Union Central), and employee savings plan (ESP) group annuity contracts issued by Union Central. The Company also sells non-affiliated mutual funds, variable annuity and variable universal life contracts. The Company is a wholly-owned subsidiary of Union Central. The Company is incorporated under the laws of the State of Ohio and commenced operations on December 5, 1983. The significant accounting policies described below are followed by the Company in the preparation of its financial statements.

Financial Statements - The financial statements are presented in conformity with accounting principles generally accepted in the United States and require the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase.

Securities Transactions - Securities transactions and related revenues and expenses are recorded on a trade date basis.

Commissions and Concessions - Advisory fees, commissions, and concessions income and related expense are accrued as earned.

Computer Equipment, Office Furniture and Other Fixed Assets - Computer equipment, office furniture, and other fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of 3 years for computer equipment and other fixed assets and 10 years for office furniture.

Income Taxes – For 2005 and 2004, the Company was part of Union Central's consolidated income tax returns, whereby each company within the consolidated return pays its share of income taxes based on separate return calculations. The Company made federal tax payments of $88,945 and $44,797 during 2005 and 2004, respectively. Deferred income taxes have been provided using the liability method. Under that method, deferred tax assets and liabilities are determined based on the difference between their financial reporting and their tax bases and are measured using the enacted tax rates. These deferred tax amounts are primarily attributable to the noncontributory deferred compensation plan. The amount of income taxes payable to The Union Central Life Insurance Company was $20,285 at December 31, 2005 and $25,038 at December 31, 2004.

Reclassifications – Previously reported amounts for 2004 have in some instances been reclassified to conform to the 2005 presentation.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain facilities, services, employee salaries and related benefit expenses are provided to the Company by Union Central in return for a service fee. These service fees totaled $1,941,857 and $1,792,922 in 2005 and 2004, respectively.

The Company receives a concession from Union Central as compensation for distribution services related to sales of variable annuity contracts issued by Carillon Account, variable universal life contracts issued by Carillon Life Account and ESP group annuity contracts, all of Union Central. Concession income aggregated $7,619,426 and $7,901,455 in 2005 and 2004, respectively. The Company reimbursed Union Central for commissions for the sale of variable annuity and variable universal life contracts in the amount of $7,319,678 and $7,579,626 in 2005 and 2004, respectively. These reimbursements are included in commissions and field selling expenses in the Statements of Operations.

NOTE 2 - RELATED PARTY TRANSACTIONS (continued)

The Company has a service agreement with Carillon Marketing Agency, Inc. (CMAI), a wholly-owned subsidiary of Union Central, to provide services and facilities related to certain products distributed through CMAI. In return, the Company receives a service fee which totaled $369,628 and $414,814 for 2005 and 2004, respectively.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital (as the terms are defined in the Rules) shall not exceed 15 to 1. Aggregate indebtedness, net capital and the resulting ratios for Carillon Investments, Inc. at December 31, 2005 and 2004 are as follows:

	2005	2004
Net capital	$ 468,041	$ 398,821
Aggregate indebtedness	$ 2,065,045	$ 1,821,865
Minimum net capital required	$ 137,670	$ 121,458
Ratio of aggregate indebtedness to net capital	4.41 to 1	4.57 to 1

These requirements limit the payout of dividends to the stockholder to the extent where dividends that will result in these requirements not being met may not be paid.

NOTE 4 – SUBSEQUENT EVENTS (UNAUDITED)

In January 2005, the Boards of Directors of Union Central and the Ameritas Acacia Companies voted to combine at the mutual holding company level. Members and policyholders of both companies approved the transaction in 2005 and the Department of Insurance in Ohio approved the transaction on December 13, 2005, effective January 1, 2006.

As a result of the transaction, on January 1, 2006, Union Central was converted from an Ohio mutual life insurance company to an Ohio stock life insurance company, wholly-owned by a newly formed Ohio mutual insurance holding company known as the Union Central Mutual Holding Company ("UCMHC"). UCMHC was immediately merged into the Ameritas Acacia Mutual Holding Company, which concurrently changed its name to the UNIFI Mutual Holding Company. The capital stock of Union Central was contributed to UNIFI's wholly-owned holding company subsidiary, Ameritas Holding Company ("AHC"), which resulted in Union Central becoming an indirect subsidiary of UNIFI and a direct subsidiary of AHC.

SCHEDULE I

CARILLON INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2005

NET CAPITAL (Note)	
Total stockholder's equity	$ 625,098
Less nonallowable assets:	
Prepaid expenses/deposits	7,169
Computer equipment and other fixed assets	9,384
Net deferred income tax asset	56,161
Other assets	65,886
Net capital before haircut	486,498
Haircut on security (cash equivalents)	(18,457)
Net capital	$ 468,041
AGGREGATE INDEBTEDNESS	$ 2,065,045
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 50,000
MINIMUM NET CAPITAL REQUIREMENTS (6 2/3% of $2,065,045)	$ 137,670
EXCESS NET CAPITAL ($468,041 - $137,670)	$ 330,371
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	441.21%

NOTE

There are no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA Focus Filing.

SCHEDULE II

Carillon Investments, Inc.
Statement Regarding Rule 15c3-3

The Company's operations include the physical handling of securities, but not the maintenance of open customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
Of Carillon Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Carillon Investments, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error

or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Cincinnati, OH
February 9, 2006